BC FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

October 19, 2010

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

October 19, 2010

The press release relating to this material change was distributed and filed by,

Marketwire, Marketnews Publishing, Inc. and Stockwatch on October 19, 2010.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The  Company  reported  drill  results  for  2010,  from  our  joint  venture  partner,  Fairbanks

Gold Mining, Inc. (FGMI), a subsidiary of Kinross Gold Corporation, on the Gil claims.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe  one or more  significant facts  otherwise  required  to  be  disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report, or  an  officer  through  whom the  executive  officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 22nd day of   October    , 2010.

TERYL RESOURCES CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES RECEIVES SUMMARY OF GOLD ASSAY RESULTS ON THE

GIL JOINT VENTURE PROPERTY, IN ALASKA, FOR 2010

For Immediate Release: October 19, 2010. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V,

OTCBB:  TRYLF)  is  pleased  to  announce  that  our  joint  venture  partner,  Fairbanks  Gold  Mining,  Inc.  (FGMI),  a subsidiary of Kinross Gold Corporation, reported drill results for 2010 as follows:

Hole Number

Interval (feet in depth)

Assay Results

Assay Results

opt Au

gpt Au

GVR10-551

235 - 285

50 feet of 0.0458

1.57

GVR10-551

360 - 390

30 feet of .0383

1.31

GVR10-552

200 - 230

30 feet of 0.0581

1.99

GVR10-557

40 - 80

40 feet of 0.0434

1.52

GVR10-558

0 - 45

45 feet of 0.0427

1.46

North Gil

Hole Number

Interval (feet in depth)

Assay Results

Assay Results

opt Au

gpt Au

GVR10-573

10 – 35

25 feet of 0.0489

1.676

GVR10-573

250 - 285

35 feet of 0.0418

1.523

GVR10-568

420 - 455

35 feet of 0.0788

2.670

GVR10-569

145 - 195

50 feet of .0363

1.244

Sourdough

Hole Number

Interval (feet in depth)

Assay Results

Assay Results

opt Au

gpt Au

GVR10-560

195 - 220

25 feet of 0.0508

1.742

GVR10-560

285 - 295

10 feet of 0.0322

1.104

GVR10-560

320 - 330

10 feet of 0.0171

0.586

GVR10-560

340 - 375

35 feet of 0.0121

0.415

GVR10-561

20 - 35

15 feet of 0.0175

0.599

GVR10-561

45 - 70

25 feet of 0.01

0.343

GVR10-563

145 - 170

25 feet of 0.03

1.029

GVC10-590

450 - 485

35 feet of 0.023

0.789

GVR10-595

60 - 100

40 feet of 0.0224*

0.837

GVR10-599

165 - 180

15 feet of 0.0321

1.101

Note: opt refers to ounces per short ton and gpt refers to grams per metric tonne. One troy ounce is equal to 34.2857 grams per metric tonne.

*including 5 feet of .119 opt

The following objectives for 2010 were accomplished pursuant to the 2010 budget plan:

1.     Ground magnetometer survey.

2.     Drilling at Sourdough Ridge.

3.     Drilling on the western portion of area between Main Gil and North Gil.

The  goal  of  the  2010  program  is  to  further  delineate  the  strike  extension  of  the  mineralized  zones,  and  to  infill

between  step-out  holes,  in  order  to  gain  a  better  understanding  of  ore-zone  continuity.   The  2010  workplan  calls  for

ground  geophysics,  11,000  feet  of  RC  drilling,  and  5,000  feet  of  HQ-NQ  core  drilling.   In  addition,  fieldwork  involving

mapping, soil and rock sampling, and mobile metal ion (MMI) geochemical sampling will be performed.

John  Robertson,  President  of  Teryl  Resources  Corp.,  states  "Mark  Robinson,  our  Certified  Professional  Geologist,  is

currently preparing a 3D model  and feasibility study on the Gil joint venture. The 3D model should be available by the end of October, in the preliminary format."

N
326831.69
4034749.43
GVR10-568
GVC10-583
GVR10-550
GVC10-582
GVR10-576
GVR10-575
GVR10-551
GVC10-581
GVR10-569
GVR10-552
GVR10-571
GVR10-572
GVR10-570
GVR10-574
GVR10-573
GVC10-580
GVC10-587
GVC10-588
GVR10-561
GVR10-560
GVR10-559
GVR10-599
GVC10-590
GVR10-562
GVR10-565
GVR10-564
GVR10-566
GVR10-563
GVC10-586
GVR10-567
GVR10-595
GVC10-584
GVR10-556
GVR10-558
GVR10-557
GVR10-596
336303.4
4029197.05
0
500
feet

2010 GIL JV PROJECT
GEOLOGIC PLAN MAP
WITH 2010 DRILL COLLARS

Qualified Person

Mark  S.  Robinson,  P.  Geo.,  State  of  Alaska  Licensed  Geologist  No.  247  of  Wrangell,  Alaska,  who  is  independent  of

the  Company  as  defined  in  NI43-101.    Mark  Robinson  is  a  Certified  Professional  Geologist  (CPG)  6414  with  the

American  Institute  of  Professional  Geologists  (AIPG).   Other  professional  societies  and  certifications  include:  Society

of   Economic   Geologists   (SEG)   fellow   since   1985;   American   Geological   Institute   (AGI);   and   Alaska   Miner's

Association  (AMA).   Mark  Robinson  is  a  Qualified  Person  as  defined  in  NI  43-101  and  also  qualifies  under  the  rules stated  by  the  U.S.  Securities  and  Exchange  Commission  (“SEC”),  and  has  verified  the  data  contained  in  this  news release for accuracy.

ABOUT TERYL RESOURCES

To date, a total of US$9,000,000 has been expended by the joint venture partners, with Teryl and Kinross accounting for 20% and 80%, respectively, of total expenditures.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining

District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K; NYSE: KGC) (80%

Kinross/20% Teryl). To date USD $9 million has been expended on exploration by Kinross and Teryl on the Gil joint venture claims. A USD$1.5 million budget has been approved for 2010. The Company’s other Alaska holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich Claims, where

Teryl has a 10% net profit interest from Kinross; and a 100%-interest in the West Ridge property. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,

certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place  undue  reliance  on  any  such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties;

financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Teryl,  and  changes  in  how  they  are  interpreted  and

enforced,    delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the

United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as  amended  (the  “U.S.

Securities  Act”)  or  any  state  securities  laws  and  may  not  be  offered  or  sold  within  the  United  States  or  to  U.S.  Persons  unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX  Venture

Exchange) accepts responsibility for the adequacy or accuracy of this release.